SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under The Securities Exchange Act of 1934
                                (Amendment No 4)*


                          WINTON FINANCIAL CORPORATION
                          ----------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)


                                   9776446104
                                 --------------
                                 (CUSIP Number)


     Check the following box if a fee is being paid with this statement. _____ (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

                      (Continued on the following page(s))

                                Page 1 of 8 Pages

CUSIP No.   9776446104                                         Page 2 of 8 Pages

1)   Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Persons

     Star Bank, N.A., Trustee of the Winton Financial Corporation Employee Stock Ownership Plan
________________________________________________________________________________

2)   Check the Appropriate Box if a Member of a Group

     (a) _____               (b) __X__
________________________________________________________________________________

3)   SEC Use Only

________________________________________________________________________________

4)   Citizenship or Place of Organization : United States
________________________________________________________________________________
                                   |
Number of Shares:                  |    5)    Sole Voting Power:   0
Beneficially                       |
Owned By                           |    6)    Shared Voting Power:   0
Each                               |
Reporting                          |    7)    Sole Dispositive Power:  0
Person                             |
With                               |    8)    Shared Dispositive Power:  0
___________________________________|____________________________________________

9)   Aggregate Amount  Beneficially  Owned By Each Reporting Person: 0
     (See Item 4.)
________________________________________________________________________________

10)  Check Box if the  Aggregate  Amount in Row 9 Excludes  Certain  Shares
     (See Instructions)  |X|   See Item 4.
________________________________________________________________________________

11)  Percent of Class Represented by Amount in Row 9: 0%
________________________________________________________________________________

12)  Type of Reporting Person (See Instructions):    BK

CUSIP No.   9776446104                                         Page 3 of 8 Pages

1)   Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Persons

     Winton Financial Corporation Employee Stock Ownership Plan
________________________________________________________________________________

2)   Check the Appropriate Box if a Member of a Group

     (a) _____               (b) __X__
________________________________________________________________________________

3)   SEC Use Only
________________________________________________________________________________

4)   Citizenship or Place of Organization: Ohio
________________________________________________________________________________
                                    |
Number of Shares:                   |   5)   Sole Voting Power:   0
Beneficially                        |
Owned By                            |   6)   Shared Voting Power:   0
Each                                |
Reporting                           |   7)   Sole Dispositive Power:  0
Person                              |
With                                |   8)   Shared Dispositive Power: 147,323
____________________________________|___________________________________________

9)   Aggregate Amount Beneficially Owned By Each Reporting Person: 147,323

________________________________________________________________________________

10)  Check Box if the  Aggregate  Amount in Row 9 Excludes  Certain  Shares
     (See Instructions) _____
________________________________________________________________________________

11)   Percent of Class Represented by Amount in Row 9:  7.4%
________________________________________________________________________________

12)   Type of Reporting Person (See Instructions):   EP

Item 1 (a)  Name of Issuer

            Winton Financial Corporation

Item 1(b)   Address of Issuer's Principal Executive Offices:

            5511 Cheviot Road
            Cincinnati, OH 45239

Item 2(a)   Name of Person Filing

            Star Bank, N.A.

            Winton Financial Corporation Employee Stock Ownership Plan

Item 2(b)   Address of Principal Business Office or, if none, Residence

            Star Bank, N.A.                 Winton Financial Corporation
            P.O. Box 118                    Employee Stock Ownership Plan
            Cincinnati, OH  45201           c/o Star Bank, N.A., trustee
                                            P. O. Box 118
                                            Cincinnati, OH 45201


Item 2(c)   Citizenship

            Star Bank, N.A.:  Organized under the laws of the United States

            Winton Financial Corporation Employee Stock Ownership Plan:
            Organized in Ohio

Item 2(d)   Title and Class of Securities:

            Common Stock

Item 2(e)   CUSIP Number

            9776446104

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)_____ Broker or Dealer registered under Section 15 of the Act

(b)__X__ Bank as defined in Section 3(a)(6) of the Act

(c)_____ Insurance Company as defined in Section 3(a)(19) of the Act.

(d)_____ Investment Company registered under Section 8 of the Investment Company Act

(e)_____ Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940

(f)__X__ Employee Benefit Plan or Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F)

(g)_____ Parent Holding Company in accordance with ss. 240.13d-1(b)(ii)(G)

(h)_____ Group in accordance with ss. 240.13d-1(b)(1)(ii)(H)


Item 4. Ownership

(a)  Amount Beneficially Owned:

     Star Bank, N.A: 0

     Winton Financial Corporation Employee Stock Ownership Plan: 147,323

(b)  Percent of Class

     Star Bank, N.A: 0

     Winton Financial Corporation Employee Stock Ownership Plan: 7.4%

(c)  Number of shares as to which such person has:

     (i)  Sole power to vote or to direct vote SEE BELOW

     (ii) Shared power to vote or to direct vote SEE BELOW

     (iii) Sole power to dispose or direct the disposition of SEE BELOW

     (iv) Shared power to dispose or direct disposition of SEE BELOW

     At December 31, 1996, there were 147,323 common shares of Winton Financial Corporation Employee Stock Ownership Plan (the "ESOP" or "Plan"). Star Bank, N.A., is the trustee of the Plan. As of December 31, 1996, 147,323 shares held by the plan have been allocated to plan participants.

     Under the terms of the Plan and related Trust Agreement, the trustee votes all shares allocated to the accounts of participants as directed by the participants to whose accounts such shares have been allocated. With respect to unallocated shares or allocated shares for which no voting instructions have been given, the trustee votes such shares in the same proportion as the shares for which voting instructions were received.

     The Trust Agreement provides that, except as otherwise provided in the Plan, the trustee shall vote the shares held by the ESOP as directed by the ESOP Committee of the Board of Directors of Winton Financial Corporation. Thus the ESOP Committee can direct voting of shares held by the Plan only if none of the participants to whom shares have been allocated provides voting instructions.

     The Securities and Exchange Commission has taken the position that the trustee of an employee stock ownership plan is the beneficial owner of shares for which no voting instructions have been received.

     At December 31, 1996, there were no pending matters for shareholder votes. Therefore, Star Bank, N.A., has determined that, at that date, it had no power to vote any of the shares held by the Plan because before the next anticipated shareholder vote, participants were still able to direct the voting of their shares and, without any voting instruction, the ESOP Committee would direct the voting.

     Star Bank, N.A., has no power to dispose of the shares, except as specifically directed by the Plan to pay participants.

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|. See
     Item 4 above.

     Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

        Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Inapplicable

Item 8.  Identification and Classification of Members of the Group

         Inapplicable

Item 9.  Notice of Dissolution of Group

         Inapplicable

Item 10. Certification

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


Signature

                                          STAR BANK, NA


January 29, 1997
____________________________             By: Paul Karl
Date                                         ___________________________________
                                             Paul Karl
                                                Trustee


                                          WINTON FINANCIAL CORPORATION
                                          EMPLOYEE STOCK OWNERSHIP PLAN

January 29, 1997
_____________________________            By:   Star Bank, N.A., Trustee
Date

                                         By: Paul Karl
                                             ___________________________________
                                             Paul Karl
                                                Trustee

                                    EXHIBIT A

                           AGREEMENT FOR JOINT FILING
                                 OF SCHEDULE 13G


The undersigned hereby agree that the Schedule 13G being filed with the Securities and Exchange Commission to report their beneficial ownership of more than 5% of the common shares of Winton Financial Corporation, an Ohio Corporation, shall be and is, filed on behalf of each of the undersigned



                                          STAR BANK, NA


January 29, 1997
____________________________             By: Paul Karl
Date                                         ___________________________________
                                             Paul Karl
                                                Trustee


                                          WINTON FINANCIAL CORPORATION
                                          EMPLOYEE STOCK OWNERSHIP PLAN

January 29, 1997
_____________________________            By:   Star Bank, N.A., Trustee
Date

                                         By: Paul Karl
                                             ___________________________________
                                             Paul Karl
                                                Trustee